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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934

                         OAK HILL SPORTSWEAR CORPORATION
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    671365104
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                                 (CUSIP Number)


                                Robert W. Forman
                              Greenberger & Forman
                     1370 Avenue of the Americas Suite 2701
                            New York, New York 10019
                                  212/757-4001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



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             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
            Schedule 13D, and is filing this schedule because of Rule
                13d-1(b)(3) or (4), check the following box | |.

               Check the following box if a fee is being paid with
                                 the statement | |.

                                Page 1 of 6 pages
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|CUSIP NO. 671365104     |                           | Page 2 of 6 pages   |
|                        |                           |                     |

===============================================================================
        1        | NAME OF REPORTING PERSONS
                 | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 |
                 |      Arthur L. Asch
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                 |
        2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                 |                                                      (b) [ ]
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                 |
        3        | SEC USE ONLY
                 |
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                 |
        4        | SOURCE OF FUNDS
                 |
                 |      PF
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                 |
        5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 | PURSUANT TO ITEM 2(d) OR 2(e)
                 |
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                 |
        6        | CITIZENSHIP OR PLACE OF ORGANIZATION
                 |           U.S.A.
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                 |                      |
    NUMBER OF    |              7       |      SOLE VOTING POWER
     SHARES      |                      |      390,951
  BENEFICIALLY     ------------------------------------------------------------
    OWNED BY     |              8       |      SHARED VOTING POWER
      EACH       |                      |      -0-
    REPORTING      ------------------------------------------------------------
   PERSON WITH   |              9       |      SOLE DISPOSITIVE POWER
                 |                      |      390,951
                   ------------------------------------------------------------
                 |             10       |      SHARED DISPOSITIVE POWER
                 |                      |      -0-
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       11        | AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                 |
                 | 435,951*
                 |
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                 |
       12        | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 | CERTAIN SHARES                                          [  ]
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                 |
       13        | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 |
                 | 21%
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                 |
       14        | TYPE OF REPORTING PERSON
                 |
                 | IN
===============================================================================

--------
         *Includes (i) 25,000 shares owned by the Reporting Person's wife, in which the Reporting Person disclaims beneficial ownership, and (ii) 20,000 shares underlying stock options exercisable within 60 days.
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|CUSIP NO. 671365104     |                           | Page 3 of 6 pages   |
|                        |                           |                     |

                  STATEMENT FOR AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, par value $.02 per share, of Oak Hill Sportswear Corporation, a New York corporation (the "Issuer"), whose principal executive office is located at 1411 Broadway, New York, New York. This statement is being filed to update certain information regarding the Reporting Person's beneficial ownership of the Issuer's common stock.

Item 2.  Identity and Background.

         This Statement is filed by Arthur L. Asch, (the "Reporting Person"). Mr. Asch is, and for more than the last five years has been, the Chairman of the Board of Directors of the Issuer. The Reporting Person has also been the Chairman of the Oak Hill Sportswear Division of Donnkenny Apparel, Inc. since July 1995.

         The Reporting Person's business address is 1411 Broadway, New York, New York. The Reporting Person is a United States citizen.

         The Reporting Person has not, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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|CUSIP NO. 671365104     |                           | Page 4 of 6 pages   |
|                        |                           |                     |

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the shares of common stock beneficially owned by the Reporting Person (including those owned by his wife) is approximately $1,120,000, which were acquired with personal funds.

Item 4.  Purpose of Transaction.

         This amendment is being filed to update certain information regarding the Reporting Person's beneficial ownership of the Issuer's common stock.

         The Reporting Person has no present plan or proposal with respect to the Issuer of the type described in the Instructions to Item 4 of Schedule 13D other than has been reported in the Issuer's filings with the Securities and Exchange Commission. He intends to review his investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business affairs and financial position, the price levels of the common stock, conditions in the securities markets and general economic and industry conditions, he may in the future take such actions with respect to his investment in the Issuer as he deems appropriate in light of the circumstances existing from time to time including purchasing additional shares of common stock.
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|CUSIP NO. 671365104     |                           | Page 5 of 6 pages   |
|                        |                           |                     |

Item 5.  Interest in Securities of the Issuer.

         The aggregate percentage of shares of common stock reported owned by each person named herein is based upon 2,057,576 shares outstanding.

         As of the close of business on September 16, 1996:

         (a) The Reporting Person beneficially owns 435,951 shares of common stock, constituting approximately 21% of the Issuer's outstanding shares, which include 25,000 shares owned by the Reporting Person's wife, in which he disclaims beneficial interest, and 20,000 shares underlying stock options exercisable within 60 days.

         (b) The Reporting Person has the sole power to vote and dispose of the shares beneficially owned by him, except for the 25,000 shares owned by his wife.

         (c) The Reporting Person has not engaged in any transaction in the shares of Issuer's common stock within the past 60 days except that he was granted options to purchase 30,000 shares of the Issuer's common stock on September 5, 1996 pursuant to the Issuer's Non-Qualified Stock Option Plan.

         (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of the common stock.

         (e) Not applicable.
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|CUSIP NO. 671365104     |                           | Page 6 of 6 pages   |
|                        |                           |                     |

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person is not currently party to any contract, arrangement, understanding or relationship with respect to the common stock of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         None.


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 1996                      By: /s/ Arthur L. Asch
                                               --------------------------------
                                                Arthur L. Asch